UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

American Apparel, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-3200601
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

747 Warehouse Street, Los Angeles, California	90021
(Address of Principal Executive Offices)	(Zip Code)

Hassan N. Natha, Executive Vice President and Chief Financial Officer
(213) 488-0226
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014

Section 1 - Conflict Minerals Disclosures
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report
American Apparel, Inc. (the “Company”) believes that it contracts to manufacture certain products for which gold, tantalum, tin and tungsten (“3TG”) are necessary to functionality or production. The Company has conducted a “reasonable country of origin inquiry” (an “RCOI”) and subsequent due diligence, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Conflict Minerals Disclosure
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, the Company is filing this Specialized Disclosure Form (“Form SD”) and an associated Conflict Minerals Report, attached hereto as Exhibit 1.01 (the “Report”). This Form SD and the Report are also available on the Company’s website at: http://www.americanapparel.net/aboutus/investorrelations. As discussed in the Report, with the help of Source Intelligence (“SI”), a third-party information management service provider, the Company identified suppliers of items containing metal and engaged with those suppliers to determine whether and to what extent their products contain 3TG. The Company’s RCOI utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template and was based on the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, set forth by the Organisation for Economic Co-operation and Development. A more detailed description of the Company’s RCOI is provided in the Report.
Based on the Company’s RCOI and due diligence, the Company has been unable to determine the source of all of the 3TG in its supply chain or whether such 3TG directly or indirectly finances or benefits armed groups in the Democratic Republic of the Congo and adjoining countries.

Section 2 - Exhibits
Item 2.01 Exhibits
The Company’s Conflict Minerals Report is attached hereto as Exhibit 1.01.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERICAN APPAREL, INC.
(Registrant)

Dated: June 1, 2015	By:	/s/ HASSAN N. NATHA
		Name:	Hassan N. Natha
		Title:	Executive Vice President and Chief Financial Officer